SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2013

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        *         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

We notify that all the proposals were approved by the 89th Ordinary General Meeting of Shareholders of Honda Motor Company Co., Ltd. held on June 19, 2013.

Exhibit 2:

Honda Motor Co., Ltd. notifies that it has submitted with the relevant Japanese authority an Extraordinary Report on June 25, 2013 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 89th Ordinary General Meeting of Shareholders held on June 19, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: July 15, 2013

(TRANSLATION)

June 19, 2013

To our shareholders,

Notice of Resolutions passed by

the 89th Ordinary General Meeting of Shareholders

We hereby notify you that after the reports described below were heard, all the proposals were approved as briefly described below by the 89th Ordinary General Meeting of Shareholders of the Company held today.

Yours sincerely,

Takanobu Ito President and Representative Director

Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku
Tokyo

Particulars

Matters reported:

1.	The Business Report, consolidated financial statements and unconsolidated financial statements for the 89th Fiscal Year (from April 1, 2012 to March 31, 2013)

2.	The results of the audit of the consolidated financial statements for the 89th Fiscal Year (from April 1, 2012 to March 31, 2013) by the independent auditors and the Board of Corporate Auditors

Matters resolved:

FIRST ITEM: Distribution of Dividends

The proposal was approved in its original form, and the year-end dividend for the fiscal year under review will be ¥19 per share.

SECOND ITEM: Partial Amendment to the Articles of Incorporation

The proposal was approved in its original form, and the contents of the amendments are as follows:

Before Amendment	After Amendment

Chapter I. General Provisions (Objects) Article 2. The object of the Company shall be to carry on the following business: 1. | [Provisions omitted] 8. [Newly established] 9. [Provisions omitted]

Chapter I. General Provisions

(Objects)

Article 2.

The object of the Company shall be to carry on the following business:

1.

|    [Same as at present]

8.

9. Electricity generation and supply and sale of electricity

10. [Same as at present]

*	The underlines indicate the portions amended.

THIRD ITEM: Election of Thirteen (13) Directors

The proposal was approved in its original form, and 10 directors were re-elected: Fumihiko Ike, Takanobu Ito, Tetsuo Iwamura, Takashi Yamamoto, Yoshiharu Yamamoto, Masahiro Yoshida, Kensaku Hogen, Nobuo Kuroyanagi, Takeo Fukui and Yuji Shiga. Three directors were newly elected: Kohei Takeuchi, Shinji Aoyama and Noriya Kaihara. They have all assumed their posts.

FOURTH ITEM: Election of One (1) Corporate Auditor

The proposal was approved in its original form, and one corporate auditor, Kunio Endo, was newly elected. He has assumed his post.

*****************************

At the meeting of the Board of Directors following the Ordinary General Meeting of Shareholders, Representative Directors and directors with executive powers were elected, and they have assumed their posts.

As a result, the composition of the directors of the Company is as follows:

Chairman,

Representative Director

Fumihiko Ike

President, Chief Executive Officer and

Representative Director

Takanobu Ito

Executive Vice President,

Executive Officer and Representative Director

Tetsuo Iwamura

Chief Operating Officer for Automobile Operations

Chief Operating Officer for Regional Operations (North America)

Risk Management Officer

President and Director of Honda North America, Inc.

President and Director of American Honda Motor Co., Inc.

Senior Managing Officer and Director

Takashi Yamamoto

Chief Production Officer

Head of Automobile Production for Automobile Operations

Senior Managing Officer and Director

Yoshiharu Yamamoto

President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd.

Chief Operating Officer for IT Operations

Managing Officer and Director

Masahiro Yoshida

Chief Operating Officer for Business Support Operations

Compliance Officer

Director

Kensaku Hogen

(Outside Director)

Director

Nobuo Kuroyanagi

(Outside Director)

Director and Advisor

Takeo Fukui

Operating Officer and Director

Yuji Shiga

Chief Operating Officer for Power Product Operations

Operating Officer and Director

Kohei Takeuchi

Chief Operating Officer for Business Management Operations

Operating Officer and Director

Shinji Aoyama

Chief Operating Officer for Motorcycle Operations

Operating Officer and Director

Noriya Kaihara

Chief Quality Officer

(Note)

1.	Kensaku Hogen and Nobuo Kuroyanagi are outside directors as provided for in Article 2, Item 15 of the Company Law.

2.	Kensaku Hogen has been designated by the Company as an Independent Director as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange and registered with such Exchanges.

Also, at the meeting of the Board of Corporate Auditors following the Ordinary General Meeting of Shareholders, full-time Corporate Auditors were elected, and they have assumed their posts.

As a result, the composition of the Corporate Auditors of the Company is as follows:

Corporate Auditor (full-time)

Masaya Yamashita

Corporate Auditor (full-time)

Kunio Endo

Corporate Auditor

Hirotake Abe

(Outside Corporate Auditor)

Corporate Auditor

Tomochika Iwashita

(Outside Corporate Auditor)

Corporate Auditor

Toshiaki Hiwatari

(Outside Corporate Auditor)

(Note)

1.	Corporate Auditors Hirotake Abe, Tomochika Iwashita and Toshiaki Hiwatari are outside corporate auditors as provided for in Article 2, Item 16 of the Company Law.

2.	Each of Hirotake Abe and Toshiaki Hiwatari has been designated by the Company as Independent Auditor as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange and registered with such Exchanges.

The Company has introduced an operating officer system to strengthen operations in regions and local workplaces and implement quick and appropriate decisions. The composition of the operating officers of the Company after the Ordinary General Meeting of Shareholders is as follows:

President, Chief Executive Officer

Takanobu Ito

Executive Vice President and Executive Officer

Tetsuo Iwamura

Chief Operating Officer for Automobile Operations

Chief Operating Officer for Regional Operations (North America)

Risk Management Officer

President and Director of Honda North America, Inc.

President and Director of American Honda Motor Co., Inc.

Senior Managing Officer

Takashi Yamamoto

Chief Production Officer

Head of Automobile Production for Automobile Operations

Senior Managing Officer

Hidenobu Iwata

Representative of Automobile Development, Purchasing and Production (North America)

President and CEO of Honda North America Services, LLC

President and Director of Honda of America Mfg., Inc.

Senior Managing Officer

Yoshiharu Yamamoto

President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd.

Chief Operating Officer for IT Operations

Senior Managing Officer

Sho Minekawa

Chief Operating Officer for Regional Sales Operations (Japan)

Chief Officer of Honda Driving Safety Promotion Center

Managing Officer

Manabu Nishimae

Chief Operating Officer for Regional Operations (Europe, CIS, the Middle & Near East and Africa)

President and Director of Honda Motor Europe Ltd.

Managing Officer

Koichi Fukuo

Executive in Charge of Business Unit No. 1 for Automobile Operations

Executive in Charge of Drivetrains for Automobile Operations

Managing Officer

Hiroshi Kobayashi

Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

President and Director of Honda Automobile (Thailand) Co., Ltd.

Managing Officer

Toshihiko Nonaka

Executive in Charge of Product and Brand Strategy for Automobile Operations

Executive Vice President, Executive Officer and Director of Honda R&D Co., Ltd.

Managing Officer

Takuji Yamada

Executive Vice President and Director (COO) of American Honda Motor Co., Inc.

Managing Officer

Masahiro Takedagawa

Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

Managing Officer

Yoshiyuki Matsumoto

Representative of Development, Purchasing and Production (Asia and Oceania)

Executive Vice President of Asian Honda Motor Co., Ltd.

President and CEO of Honda Motor India Private Ltd.

Managing Officer

Ko Katayama

Executive in Charge of Production Strategy for Automobile Operations

Head of Supply Chain Management Supervisory Unit in Automobile Production for Automobile Operations

Managing Officer

Masahiro Yoshida

Chief Operating Officer for Business Support Operations

Compliance Officer

Managing Officer

Katsushi Watanabe

Executive in Charge of Motorcycle Production for Motorcycle Operations

General Manager of Kumamoto Factory for Motorcycle Operations

Executive in Charge of Power Product Production for Power Product Operations

Managing Officer

Chitoshi Yokota

Executive Vice President and Director of Honda North America Services, LLC

Executive Vice President and Director of Honda of America Mfg., Inc.

Operating Officer

Seiji Kuraishi

Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

Operating Officer

Toshiaki Mikoshiba

President of Guangqi Honda Automobile Co., Ltd.

Operating Officer

Yoshi Yamane

Representative of Automobile Development, Purchasing and Production (Japan)

General Manager of Suzuka Factory in Automobile Production for Automobile Operations

Operating Officer

Takashi Sekiguchi

Executive in Charge of Business Unit No.2 for Automobile Operations

Operating Officer

Takahiro Hachigo

Representative of Development, Purchasing and Production (China)

Vice President of Honda Motor (China) Investment Co., Ltd.

Operating Officer

Hiroshi Sasamoto

President, Chief Executive Officer and Representative Director of Honda Engineering Co., Ltd.

Operating Officer

Hiroyuki Yamada

Chief Operating Officer for Customer Service Operations

Operating Officer

Michimasa Fujino

President and Director of Honda Aircraft Company, LLC.

Operating Officer

Soichiro Takizawa

Representative of Development, Purchasing and Production (Europe, CIS, the Middle & Near East and Africa)

Executive Vice President and Director of Honda Motor Europe Ltd.

Managing Director of Honda of the U.K. Manufacturing Ltd.

Managing Officer of Honda R&D Co., Ltd.

President and Director of Honda R&D Europe (U.K.) Ltd.

Operating Officer

Yuji Shiga

Chief Operating Officer for Power Product Operations

Operating Officer

Kohei Takeuchi

Chief Operating Officer for Business Management Operations

Operating Officer

Naoto Matsui

Chief Operating Officer for Purchasing Operations

Head of Purchasing Supervisory Unit in Automobile Production for Automobile Operations

Operating Officer

Mitsugu Matsukawa

Head of Drivetrain Business Unit in Automobile Production for Automobile Operations

Operating Officer

Shinji Aoyama

Chief Operating Officer for Motorcycle Operations

Operating Officer

Noriya Kaihara

Chief Quality Officer

June 25, 2013

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takanobu Ito

President and Representative Director

Notice of Submission of Extraordinary Report Relating to Resolutions

Passed and Results of Voting at the 89th Ordinary General Meeting of Shareholders

Honda Motor Co., Ltd. (the “Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) on June 25, 2013 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 89th Ordinary General Meeting of Shareholders held on June 19, 2013 (the “General Shareholders’ Meeting”).

Particulars

1.	Reason for Submitting the Extraordinary Report

The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matters resolved and the results of voting at the General Shareholders’ Meeting.

2.	Details of the Extraordinary Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 19, 2013

(2)	Details of the matters resolved:

First Item: Distribution of Dividends

(i)	Conditions and Total Value of Dividend Assets Allocated to Shareholders

JPY 19 per share of common stock

Total value of JPY 34,243,648,510

(ii)	Effective Date of Distribution of Dividends

June 20, 2013

Second Item: Partial Amendment to the Articles of Incorporation

The Articles of Incorporation were amended to add “Electricity generation and supply and sale of electricity” to the Company’s business objects for the purpose of conducting electricity generation using, for example, renewable energy, and the supply and sale of such electricity.

Third Item: Election of Thirteen (13) Directors

Thirteen (13) directors, namely Fumihiko Ike, Takanobu Ito, Tetsuo Iwamura, Takashi Yamamoto, Yoshiharu Yamamoto, Masahiro Yoshida, Kensaku Hogen, Nobuo Kuroyanagi, Takeo Fukui, Yuji Shiga, Kohei Takeuchi, Shinji Aoyama and Noriya Kaihara, were elected.

Fourth Item: Election of One (1) Corporate Auditor

One (1) corporate auditor, Kunio Endo, was elected.

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matters for resolution described above, results of voting and requirements for the approval of such matters for resolution:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Approved/ disapproved
First Item	14,590,017	5,346	18,349	96.93	Approved
Second Item	14,589,757	4,500	19,815	96.93	Approved
Third Item
Fumihiko Ike	13,709,471	885,971	18,614	91.08	Approved
Takanobu Ito	14,277,480	317,965	18,614	94.85	Approved
Tetsuo Iwamura	14,326,044	269,402	18,614	95.18	Approved
Takashi Yamamoto	14,339,249	256,198	18,614	95.26	Approved
Yoshiharu Yamamoto	14,339,019	256,429	18,614	95.26	Approved
Masahiro Yoshida	14,341,820	253,629	18,614	95.28	Approved
Kensaku Hogen	14,394,093	205,309	14,661	95.63	Approved
Nobuo Kuroyanagi	13,704,638	890,448	18,976	91.05	Approved
Takeo Fukui	14,334,607	260,841	18,614	95.23	Approved
Yuji Shiga	14,335,272	260,176	18,614	95.24	Approved
Kohei Takeuchi	14,215,842	379,605	18,614	94.44	Approved
Shinji Aoyama	14,214,265	381,183	18,614	94.43	Approved
Noriya Kaihara	14,215,573	379,875	18,614	94.44	Approved
Fourth Item
Kunio Endo	13,907,382	687,592	19,049	92.39	Approved

Notes:

(i)	The requirements for approval of each matter for resolution are as follows:

•	For the First Item of the proposals, a majority vote of the shareholders entitled to vote and present at the General Shareholders’ Meeting

•

For the Second Item of the proposals, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote

•

For the Third and Fourth Items of the proposals, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote

(ii)	The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(4)	Reasons for not including certain number of votes by shareholders present at the meeting in the number of votes mentioned above

The aggregate number of (a) the voting rights exercised prior to the General Shareholders’ Meeting and (b) the votes by shareholders present at the General Shareholders’ Meeting, through which approval or disapproval was able to be ascertained for each of the proposals, was sufficient to meet the approval requirements and therefore the matters were duly resolved under the Company Law. Accordingly, the number of votes by the shareholders present at the General Shareholders’ Meeting, but for which approval, disapproval or abstention for each proposal could not be confirmed, were not included in the numbers of affirmative votes/negative votes/abstentions mentioned in paragraph (3) above.